

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 30, 2007

via U.S. mail and facsimile
Mr. Michael Schlosser
c/o Randall V. Brumbaugh, Esq.
5440 West Sahara Avenue, Suite 202
Las Vegas, NV 89146

   Re: **Royal Equine Alliance Corporation**
      Amendment No. 2 to Registration Statement on
      Form SB-2
      Filed March 14, 2007
      File No. 333-139552

Dear Mr. Schlosser:

   We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	We remind you again of comments 1 and 2 from our letter dated January 16, 2007. Disclosure that appears to lack accuracy, completeness or balance remains in the prospectus. Please carefully review and revise the document to provide a consistent and accurate view of the current status of your business and your business plan. For example, the following is disclosure that requires revision or further explanation:

   a.	In the fourth paragraph under "The Offering" on page 5, you refer to establishing your infrastructure, "recurring revenues from sales of services" and "cash flows from sales of merchandise." But we did not find in your document an explanation regarding how or when you will accomplish these goals, nor do you explain what merchandise you intend to sell. With regard to "merchandise," you acknowledge at page 22 that you do not "produce a tangible product."
   b.	You do not explain what "infrastructure" you intend to establish.
   c.	Despite having only one officer/director, you refer throughout your document to your "officers."
   d.	Despite having but one part-time employee, you state at page 22 that "All REAC management and personnel have been entrusted with the specific goal of operating each and every facet of the total operation in accordance with REAC standards."
   e.	Under "Management's Discussion and Plan of Operation" at page 23, you suggest that generating sales in the next 12 months is "imperative" and state that you must generate a "minimum of approximately $48,000 in revenues over the next 12 months." But you also state that the funds you received in a private placement "will be sufficient to satisfy our start-up and operating requirements for the next 12 months." In the discussion that follows, nothing suggests an intention to undertake the plans you discuss at page 22 to "aggressively" implement a business plan involving acquiring existing horse barn / stable operations on properties of between 40 and 100 acres.
   f.	It is unclear from what source you plan to generate $48,000 in revenues. It is also unclear how that amount of money could enable you to begin to aggressively acquire "suitable properties throughout North America."

	We may have additional comments.

2.   We direct you to Release No. 8732A. Please provide the disclosure required by Item 407(a) of Regulation S-B.

Risk Factors, page 7

You may not be able to sell…," page 10

3.   Please revise the text of the risk factor to reference the company's failed attempt at listing on the pink sheets as noted in the disclosure on page 25.

Real Estate Plan, page 20

4.   Please specify in your disclosure whether you currently own or lease any of the facilities that you intend to make use of for purposes of implementing the plans disclosed in this section. Furthermore, indicate in your disclosure whether you currently have established relations with trainers and/or race horse owners who are interested in contracting with the company for use of the mini-warehouse facility referenced. If you have no such established relationships, please disclose this fact.

Description of Property, page 25

5.   If you currently do not lease facilities or own facilities and, as disclosed, have no intention to lease or own facilities for at least 12 months, remove the disclosure in the last sentence under this heading as it would not appear to be applicable to your stage of operations or plans at this time. Also add a new sentence at the beginning of this section to make clear that you have no properties and no facilities of any kind.

Market for Common Equity and Related Stockholder Matters, page 25

Market Information, page 25

6.   Expand or revise the first paragraph to state explicitly your intentions regarding applying for listing on the OTCBB.

7.   We refer you to disclosure regarding the disagreement between the Company and the Depositary Trust Company with respect to the issuance of shares the company believes was exempt from registration and that did not need to bear

a restrictive legend with respect to transfer. Inform us of the basis of DTC's objection and further expand upon the basis of your belief of meeting the exemption requirements noted in the disclosure. In this regard, advise us of the reason for the discrepancy in dates you reference with respect to the private placement of 1,100,000 shares. On page 23, you indicate that 1,100,000 shares were privately placed in May and June 2006 yet on page 31, you indicate that 1,100,000 shares were privately placed in March 2006. We may have further comment.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mellissa Campbell Duru at (202) 551-3757 or in her absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director